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                                  EXHIBIT 3(C)

              AMENDMENT TO AMENDED AND RESTATED CODE OF REGULATIONS

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                           PINNACLE DATA SYSTEMS, INC.

                                  AMENDMENT TO

                    AMENDED AND RESTATE D CODE OF REGUALTIONS

                              Adopted June 23, 1999

The shareholders of the Company hereby repeal existing section 1.6 of the Code of Regulations of the Company and adopt instead the following:

         "The shareholders present in person or by proxy at any meeting of shareholders shall constitute quorum for such meeting, but no action required by Law, the Articles of Incorporation, or this Code of Regulations, to be authorized or taken by the holders of a designated proportion of the shares of any particular class, or of each class, may be authorized or taken by a lesser proportion. The shareholders present in person or by proxy at any meeting may also adjourn such meeting from time to time."